Registration Statement No.333-264388

Filed Pursuant to Rule 433

Pricing Term Sheet

Dated May 30, 2023

Bank of Montreal

US$1,750,000,000

Senior Medium-Term Notes, Series H

consisting of

US$1,350,000,000 5.300% Senior Notes due 2026

US$400,000,000 Floating Rate Notes due 2026

Part A: US$1,350,000,000 5.300% Senior Notes due 2026

Issuer:	Bank of Montreal (the “Bank”)

Title of Securities:	5.300% Senior Notes due 2026 (the “Fixed Rate Notes”)

Aggregate Principal Amount Offered:	US$1,350,000,000

Maturity Date:	June 5, 2026

Price to Public:	99.929%, plus accrued interest, if any, from June 5, 2023

Underwriting Commission:	0.250% per Fixed Rate Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$1,345,666,500

Coupon:	5.300%

Interest Payment Dates:	June 5 and December 5 of each year, beginning on December 5, 2023. Interest will accrue from June 5, 2023.

Regular Record Dates:	May 21 and November 20

Benchmark Treasury:	UST 3.625% due May 15, 2026

Benchmark Treasury Yield:	4.126%

Spread to Benchmark Treasury:	T + 120 basis points

Re-offer Yield:	5.326%

Trade Date:	May 30, 2023

Settlement Date:	June 5, 2023; T+4

Optional Redemption:	The Bank (or its successor) may redeem the Fixed Rate Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined for the Fixed Rate Notes in the pricing supplement to which this offering of Fixed Rate Notes relates) plus 20 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Fixed Rate Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Taxation Redemption:	The Fixed Rate Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Canadian Bail-in Powers Acknowledgement:	Yes. The Fixed Rate Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP:	06368L NT9

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Lloyds Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	Cabrera Capital Markets LLC
Commonwealth Bank of Australia
Desjardins Securities Inc.
HSBC Securities (USA) Inc.
Independence Point Securities LLC
J.P. Morgan Securities LLC
nabSecurities, LLC
Nomura Securities International, Inc.
UBS Securities LLC
Westpac Banking Corporation

Part B: US$400,000,000 Floating Rate Notes due 2026

Issuer:	Bank of Montreal (the “Bank”)

Title of Securities:	Floating Rate Notes due 2026 (the “Floating Rate Notes”)

Aggregate Principal Amount Offered:	US$400,000,000

Maturity Date:	June 5, 2026 (the “Maturity Date”)

Price to Public:	100.000%, plus accrued interest, if any, from June 5, 2023

Underwriting Commission:	0.250% per Floating Rate Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$399,000,000

Interest Rate:	The interest rate on the Floating Rate Notes for each interest period will be equal to the Base Rate plus the Margin (the “Interest Rate”).

Base Rate:	A compounded average of daily SOFR determined by reference to the SOFR Index (as defined in the pricing supplement to which this offering of Floating Rate Notes relates (the “Pricing Supplement”)) for each quarterly interest period in accordance with the specific formula described under “Specific Terms of the Notes—Interest—Compounded SOFR” in the Pricing Supplement (the “Base Rate”).

Margin:	133 basis points (the “Margin”)

Interest Payment Dates:	March 5, June 5, September 5 and December 5 of each year, beginning on September 5, 2023 (each, a “Floating Rate Interest Payment Date”).

Regular Record Dates:	Close of business on the day immediately preceding each Floating Rate Interest Payment Date (or, if the Floating Rate Notes are held in definitive form, the 15th calendar day preceding each Floating Rate Interest Payment Date, whether or not a business day).

Interest Period:	The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial interest period only, commencing on June 5, 2023) to, but excluding, the next succeeding Floating Rate Interest Payment Date, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the Maturity Date (or the redemption date) to but not including such Maturity Date (or such redemption date) (the “interest period”).

Interest Payment Determination Dates:	The date two U.S. Government Securities Business Days before each Floating Rate Interest Payment Date (or, in the case of the final interest period of the Floating Rate Notes, the Maturity Date of the Floating Rate Notes or, if the Bank elects to redeem in whole or in part the Floating Rate Notes, the redemption date for such Floating Rate Notes).

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities (each, a “U.S. Government Securities Business Day”).

Day Count:	Actual/360

Day Count Convention:	If any Floating Rate Interest Payment Date falls on a day that is not a business day for the Floating Rate Notes, the Bank will postpone the making of such interest payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day), unless the next succeeding business day is in the next succeeding calendar month, in which case such Floating Rate Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the Maturity Date or a redemption date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless the Bank fails to make payment on such next succeeding business day.

Calculation Agent:

BMO Capital Markets Corp.

As further described under “Specific Terms of the Notes—Interest—Floating Rate Notes—Compounded SOFR” in the Pricing Supplement, the calculation agent will calculate the amount of accrued interest payable on the Floating Rate Notes for each interest period by multiplying (i) the outstanding principal amount of the Floating Rate Notes by (ii) the product of (a) the Interest Rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period (as defined in the Pricing Supplement) divided by 360.

Trade Date:	May 30, 2023

Settlement Date:	June 5, 2023; T+4

Taxation Redemption:	The Floating Rate Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Canadian Bail-in Powers Acknowledgement:	Yes. The Floating Rate Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP:	06368L NU6

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Lloyds Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	Cabrera Capital Markets LLC
Commonwealth Bank of Australia
Desjardins Securities Inc.
HSBC Securities (USA) Inc.
Independence Point Securities LLC
J.P. Morgan Securities LLC
nabSecurities, LLC
Nomura Securities International, Inc.
UBS Securities LLC
Westpac Banking Corporation

The Fixed Rate Notes and the Floating Rate Notes (together, the “Notes”) are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority, Inc.

The Bank has filed a registration statement (File No. 333-264388) (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Lloyds Securities Inc. toll-free at 1-855-400-6511 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.